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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 20 March 2007

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart MacKenzie
    ---------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General
       Counsel

Date: 20 March 2007

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                            (LIHIR GOLD LIMITED LOGO)

LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHR
                                                             POMSOX - LHG

20 MARCH 2007

                LIHIR GOLD APPOINTS BALLARAT GOLDFIELDS DIRECTORS

Lihir Gold Limited has appointed Mr Alister Maitland and Dr Mike Etheridge as Non-Executive Directors, following the successful completion of the merger between Lihir Gold and Ballarat Goldfields NL in March 2007.

The appointments bring to the Lihir Board vast expertise in finance, mining and exploration, as well as a wealth of knowledge on the Ballarat development project.

Mr Maitland, former Ballarat Goldfields NL Chairman, is a former Executive Director of the ANZ Banking Group Ltd and served in New Zealand, the United Kingdom and Australia. Amongst other positions, he was Chief Economist, Managing Director of New Zealand and Executive Director International. Mr Maitland is Adjunct Professor and Council member of Global Sustainability at RMIT. Mr Maitland is currently Chairman of Folkestone Ltd, the Eastern Health Network and Sterling Biofuels International Ltd.

Dr Etheridge is a geologist with over 30 years' experience in exploration, mining, consulting and research. He has specialised in the structural controls on the localisation of mineral deposits and has been involved with Victorian gold deposits since the mid 1970's.

Until 2004, Mr Etheridge was Chairman of SRK Consulting (Australasia), having co-founded its predecessor Etheridge Henley Williams in 1990. Dr Etheridge is an Adjunct Professor at Macquarie University, where he has been leading a research project into improving the management of risk and value in mineral exploration. He is currently a Director of TSX-V listed Geoinformatics Exploration Inc, a Director of Consolidated Minerals Ltd, the AIM listed Ariana Resources Limited and Monarch Gold Mining Company Limited. He was a Non-Executive Director of Ballarat Goldfields NL.

Lihir Gold Chairman Ross Garnaut said he was pleased to welcome Mr Maitland and Dr Etheridge to the Board.

"Both Directors are highly qualifed across a range of important disciplines and will add further depth to the Lihir Gold Board. I look forward to their contribution and counsel as Lihir moves into the next exciting stage of its development,' Dr Garnaut said.

FOR FURTHER INFORMATION:
INVESTOR RELATIONS MANAGER JOE DOWLING
PH +61 7 3318 3308, MOBILE: 0421 587 755
JOE.DOWLING@LIHIR.COM.PG